EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Citi Trends, Inc.:

We consent to the use of our report dated March 31, 2006, with respect to the balance sheets of Citi Trends, Inc. as of January 28, 2006 and January 29, 2005, and the related statements of income, stockholders’ equity, and cash flows for the fiscal years ended January 28, 2006, January 29, 2005 and January 31, 2004, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to the adoption of Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” on July 6, 2003 and Financial Accounting Standards Board Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” as of January 28, 2006.

/s/ KPMG LLP

April 4, 2007

Jacksonville, Florida

Certified Public Accountants